UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Aspen Aerogels, Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

04523Y105

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,218,658 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,218,658 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,218,658 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 15,780,426 shares of common stock of Aspen Aerogels, Inc. (the “Issuer”) held by Wood River Capital, LLC (“Wood River”) and (ii) 3,438,232 shares of common stock of the Issuer which may be issuable to Wood River upon conversion of the Notes (as defined and described in Items 3 and 6).

(2)

Calculated using 69,610,870 shares of common stock of the Issuer deemed outstanding as of November 30, 2022, including (i) 40,909,480 shares of common stock of the Issuer outstanding as of November 4, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022, (ii) 25,263,158 shares of common stock of the Issuer issued in connection with the Issuer’s underwritten public offering of common stock on November 30, 2022, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on November 30, 2022, and (iii) 3,438,232 shares of common stock of the Issuer issuable upon conversion of the Notes (as defined and described in Items 3 and 6). Excludes 3,789,473 shares of common stock issuable pursuant to an option for a period of 30 days granted by the Issuer to the underwriters, described in the Issuer’s Form 8-K filed with the SEC on November 30, 2022.

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,218,658 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,218,658 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,218,658 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 15,780,426 shares of common stock of the Issuer held by Wood River; and (ii) 3,438,232 shares of common stock of the Issuer which may be issuable to Wood River upon conversion of the Notes (as defined and described in Items 3 and 6). These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of Wood River.

(2)

Calculated using 69,610,870 shares of common stock of the Issuer deemed outstanding as of November 30, 2022, including (i) 40,909,480 shares of common stock of the Issuer outstanding as of November 4, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022, (ii) 25,263,158 shares of common stock of the Issuer issued in connection with the Issuer’s underwritten public offering of common stock on November 30, 2022, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on November 30, 2022, and (iii) 3,438,232 shares of common stock of the Issuer issuable upon conversion of the Notes (as defined and described in Items 3 and 6). Excludes 3,789,473 shares of common stock issuable pursuant to an option for a period of 30 days granted by the Issuer to the underwriters, described in the Issuer’s Form 8-K filed with the SEC on November 30, 2022.

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Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to a Statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share (“Public Shares”) of Aspen Aerogels, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D (the “Initial Statement”) filed by the Reporting Persons identified therein on April 5, 2022, as amended by Amendment No. 1 (“Amendment No. 1”) thereto filed on May 3, 2022 (as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Statement, as amended by Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Initial Statement, as amended by Amendment No. 1.

The filing of this Amendment No. 2, and the information contained in the Schedule 13D, shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by the Schedule 13D.

Item 2.	Identity and Background

Item 2 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the amended and restated Schedule A attached to Amendment No. 2 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.

Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) All of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

On November 29, 2022, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Cowen and Company, LLC and Barclays Capital Inc. (each a “Representative,” and collectively the “Representatives”), as representatives of the several underwriters named in Schedule A therein (the “Underwriters”), relating to the underwritten public offering of 25,263,158 Public Shares (the “Offering”). The price to the public in the Offering was $9.50 per Public Share. In addition, under the terms of the Underwriting Agreement, the Issuer granted the Underwriters an option, exercisable for 30 days, to purchase up to 3,789,473 additional Public Shares to cover over-allotments, if any. In connection with the Offering, the Underwriters sold to Wood River 10,526,316 Public Shares at a price of $9.50 per Public Share, resulting in an aggregate purchase price of $100.0 million.

The acquisition of the Public Shares in connection with the Offering was funded with the working capital of Koch Industries.

Item 4.	Purpose of the Transaction

Item 4 of this Statement on Schedule 13D is hereby amended and replaced in its entirety by the following:

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

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The Reporting Persons have acquired the Public Shares and the Notes for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action.

From time to time, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D Amendment.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Statement on Schedule 13D is hereby amended and replaced in its entirety by the following:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 19,218,658 Public Shares, representing approximately 27.6% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 69,610,870 Public Shares deemed outstanding as of November 30, 2022, including (i) 40,909,480 Public Shares outstanding as of November 4, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022, (ii) 25,263,158 Public Shares issued in connection with the underwritten public offering of Public Shares on November 30, 2022, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on November 30, 2022, and (iii) 3,438,232 Public Shares issuable upon conversion of the Notes (as defined and described in Items 3 and 6). Excludes 3,789,473 Public Shares issuable pursuant to an option for a period of 30 days granted by the Issuer to the Underwriters, described in the Issuer’s Form 8-K filed with the SEC on November 30, 2022.

(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

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Amendment No. 1 to Convertible Notes

On November 28, 2022, the Issuer and Wood River entered into Amendment No. 1 to Convertible Senior PIK Toggle Note Due 2027 (“Amendment No. 1”) to the Convertible Senior PIK Toggle Note Due 2027, dated February 18, 2022 (as amended by Amendment No. 1, the “Convertible Notes”), whereby the initial conversion price was reduced by $5.00 from $34.936625 per Public Share to $29.936625 per Public Share by increasing the initial conversion rate from 28.623257 Public Shares per $1,000 principal amount of the Convertible Notes to 33.400100 Public Shares per $1,000 principal amount of the Convertible Notes. Amendment No. 1 also included a provision whereby the Convertible Notes were subordinated in favor of General Motors Holdings LLC (“GM”) pursuant to the terms of a Subordination Agreement, dated November 28, 2022, between GM, Wood River, the Issuer and certain Issuer subsidiaries named therein.

In connection with the offering and in accordance with the Underwriting Agreement, Wood River executed a Lock-Up Agreement (the “Lock-Up Agreement”) substantially similar to the Form of Lock-Up Agreement included as Exhibit I to the Underwriting Agreement. Under the terms of the Lock-Up Agreement, during the period beginning on November 27, 2022 through and including the date that is the 60th day after the date of the Underwriting Agreement (the “Lock-Up Period”), Wood River will not, and will not cause or direct any of its affiliates to, without the prior written consent of the Representatives, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, lend or otherwise dispose of, or announce the intention to otherwise dispose of, any Public Shares or securities convertible into or exercisable or exchangeable for Public Shares, (ii) enter into, or announce the intention to enter into, any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the undersigned or someone other than the undersigned) in whole or in part, directly or indirectly, the economic risk of ownership of Public Shares or securities convertible into or exercisable or exchangeable for Public Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (the “Prohibited Activity”), or (iii) engage in, or announce the intention to engage in, any short selling of Public Shares or securities convertible into or exercisable or exchangeable for Public Shares. The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that is designed to or which reasonably could be expected to lead to or result in any Prohibited Activity during the Lock-Up Period.

Item 7.	Materials to be Filed as Exhibits

Item 7 of this Statement on Schedule 13D is amended and supplemented by the filing of the following additional documents as exhibits hereto:

99.1*	Form of Note (including Indenture incorporated by reference therein) (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 17, 2022).

99.2*	Amendment to Convertible Senior PIK Toggle Notes due 2027, dated November 28, 2022 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 28, 2022).

99.3*	Amendment to Note Purchase Agreement, dated November 28, 2022, by and between the Issuer and Wood River (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 28, 2022).

99.4	Lock-Up Agreement relating to Public Shares owned by Wood River.

*	Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2022

Wood River Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

KIM, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manger
Fazio, Raffaele, G.	Vice President and Secretary
Feilmeier, Steven J.	Manager
May, David J.	Manager
Mwangi, Michael	Treasurer

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele G.	Secretary
Feilmeier, Steven J.	Manager
May, David J.	Manager
Waggoner, Mark A.	Treasurer

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President and Manager
Fazio, Raffaele, G.	Vice President and Secretary
Orr, Matthew J.	Vice President and Manager
Bushman, Randall	Vice President
Currier, Jeffrey	Vice President
Feilmeier, Steven J.	Manager
Mwangi, Michael	Treasurer

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
Feilmeier, Steven J.	President and Manager
Fazio, Raffaele G.	Secretary
Russell, Timothy	Chief Financial Officer and Treasurer
Koch, C. Chase	Vice President
Watson, Brett	Vice President
Francis, Jake	Vice President
May, David J.	Vice President
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

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Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Feilmeier, Steven J.	President and Manager
Fazio, Raffaele G.	Secretary
May, David J.	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Hannan, James B.	Manager
Dinkel, Richard K.	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President – Pension Management
Dinkel, Richard K.	Senior Vice President and Chief Financial Officer
Dotson, David C.	Vice President – Engineered Solutions
Ellender, Philip G.	Vice President – Government and Public Affairs
Fazio, Raffaele G.	Assistant Secretary
Feilmeier, Steven J.	Executive Vice President and Chief Executive Officer – Investments and Director
Flesher, Gregory W.	Director
Gentry, Jeffrey N.	Director
Geoffroy, Raymond F. III	Vice President, General Counsel and Secretary
Goering, Ross A.	Treasurer
Hannan, James B.	Executive Vice President, Chief Executive Officer – Enterprises and Director
Humphrey, Mark E.	Senior Vice President—Tax and Assistant Treasurer
Koch, C. Chase	Director
Koch, Charles G.	Chairman of the Board, Chief Executive Officer and Director
Koch, Julia F.	Director
Luetters, Mark E.	Vice President – Ag and Energy
Marshall, Elaine T.	Director
May, David J.	Vice President – Investment Management
Palmer, Kristi	Controller
Razook, Bradley J.	Executive Vice President, Chief Executive Officer – Resources and Director
Robertson, David L.	President, Chief Operating Officer and Director